UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

           Form C: Offering Statement

☐   Form C-U: Progress Update

x   Form C/A: Amendment to Offering Statement

          ☐ Check box if Amendment is material and investors must reconfirm within 5 business days

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer:
Craftspace, Inc.

Legal status of issuer:
      Form:
      Corporation

      Jurisdiction of Incorporation/Organization:
      North Carolina

      Date of organization:
      1/28/2020

Physical address of issuer:
1608 Queen Street
Wilmington, NC 28401

Website of issuer:
www.craftspaceinc.com

Name of intermediary through which the offering will be conducted:
Folla Capital, LLC

CIK number of intermediary:
0001786669

SEC file number of intermediary:
008-70399

CRD number, if applicable, or intermediary:
305140

Amount of compensation to be paid to intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering:
- The issuer shall pay a $1,000 onboarding fee;
- The issuer shall pay $500 per month licensing and hosting fee until the offering is concluded.

Any other direct or indirect interest in the issuer held by the intermediary, or any other arrangement for the intermediary to acquire such an interest:
None

Name of qualified third-party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Type of security offered:
Debt

Target number of securities to be offered:
50

Price (or method for determining price):
Face Value of Bond

Target offering amount:
$50,000

Oversubscriptions accepted:
☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other:

Maximum offering amount (if different from target offering amount:
$150,000

Deadline to reach the target offering amount (Target date):
5/31/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	($219)	$0
Cash & Cash Equivalents	$531	$0
Accounts Receivable	($750)	$0
Short-term Debt	$2,187	$0
Long-term Debt	$76,202	$0
Revenues/Sales	$45,572	$0
Cost of Goods Sold	$6,420	$0
Taxes Paid	$0	$0
Net Income	($60,011)	$0

The jurisdictions in which the issuer intends to offer the Securities:

☒AL ☒AK ☒AZ ☒AR ☒CA ☒CO ☒CT ☒DE ☒DC ☒FL ☒GA ☒HI ☒ID ☒IL ☒IN ☒IA ☒KS ☐ KY ☒LA ☒ME ☒MD ☒MA ☒MI ☒MN ☒MS ☒MO ☒MT ☒NE ☒NV ☒NH ☒NJ ☒NM ☒NY ☒NC ☒ND ☒OH ☒OK ☒OR ☒PA ☒RI ☒SC ☒SD ☒TN ☒TX ☒UT ☒VT ☒VA ☒WA ☒WV ☒WI ☒WY



FORM C
OFFERING MEMORANDUM

Facilitated by



FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

The Company

1. **Name of Issuer:** Craftspace, Inc.

Eligibility

2. ☒ **Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes ☒ No

If yes, explain:

Directors of The Company

4. **Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the issuer:**

Director	
Name	Gregg F. Howell
Email Address	gregg@craftspaceinc.com
Phone Number	703.618.3403
Dates of Board Service	January 2020 - Present
Principal Occupation	COO
Employer	Craftspace, Inc.
Dates of Service	January 2020 – Present
Employer's principal business	Modular building solutions
List all positions with the issuer held and the period of time in which each director served in the position of office:	

Position	COO
Dates of Service	January 2020 – Present
Business Experience: List the employers, titles and dates of positions held during the past three years with an indication of job responsibilities:	
Employer	Craftspace, Inc.
Employer's principal business	Modular Building Solutions
Title	COO
Dates of Service	January 2020 – Present
Responsibilities	Financials, Operations
Employer	J.J. Taylor, Inc. / JJT3 Logistics, Inc.
Employer's principal business	Transportation
Title	President/Owner
Dates of Service	May 2015 – Present
Responsibilities	Oversee all operations
Director	
Name	Bryan Kristof
Email Address	bryan@craftspaceinc.com
Phone Number	910-599-4688
Dates of Board Service	January 2020 - Present
Principal Occupation	CEO
Employer	Craftspace, Inc.
Dates of Service	January 2020 - Present
Employer's principal business	Modular Building Solutions
List all positions with the issuer held and the period of time in which each director served in the position of office:	
Position	CEO
Dates of Service	January 2020 - Present
Business Experience: List the employers, titles and dates of positions held during the past three years with an indication of job responsibilities:	
Employer	Coworx
Employer's principal business	Coworking & Office Space Rental
Title	Founder/Owner
Dates of Service	January 2011 - April 2020
Responsibilities	Management/Owner
Employer	Tayloe Gray Kristof (TGK)
Employer's principal business	Marketing/Advertising Agency
Title	Partner/Chief Marketing Officer
Dates of Service	January 2013 - January 2016
Responsibilities	Management/Marketing/Sales
Director	
Name	Randy Swartz
Email Address	randy@craftspaceinc.com
Phone Number	910-616-3007
Dates of Board Service	January 2020 - Present
Principal Occupation	President / Consultant
Employer	The Swartz Group, LLC
Dates of Service	January 2020 to Present
Employer's principal business	Business Management Consultation
List all positions with the issuer held and the period of time in which each director served in the position of office:	

Position	President
Dates of Service	January 2020 - Present
Business Experience: List the employers, titles and dates of positions held during the past three years with an indication of job responsibilities:	
Employer	Professional Technical Resources & Management, Inc.
Employer's principal business	Employee Placement
Title	President
Dates of Service	October 2010 - Present
Responsibilities	Oversee all operations

Officers of The Company

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the issuer:

Officer	
Name	Gregg F. Howell
Email Address	gregg@craftspaceinc.com
Phone Number	703-618-3403
Title	Secretary-Treasurer
Dates of Service	January 2020 - Present
Responsibilities	Financials, Operations
List all prior positions with the issuer and the period of time in which the officer served in the position of office:	
None	
Business Experience: List the employers, titles and dates of positions held during the past three years with an indication of job responsibilities:	
Employer	Craftspace, Inc.
Employer's principal business	Modular Building Solutions
Title	COO
Dates of Service	January 2020 to Present
Responsibilities	Financials, Operations
Employer	J.J. Taylor, Inc. / JJT3 Logistics, Inc.
Employer's principal business	Transportation
Title	President / Owner
Dates of Service	May 2015 to Present
Responsibilities	Oversee all operations
Officer	
Name	Bryan Kristof
Email Address	bryan@craftspaceinc.com
Phone Number	910-599-4688
Title	Vice-President
Dates of Service	January 2020 - Present
Responsibilities	Management/Marketing
List all prior positions with the issuer and the period of time in which the officer served in the position of office:	
None	

Business Experience: List the employers, titles and dates of positions held during the past three years with an indication of job responsibilities:	
Employer 1	Coworx
Employer's principal business	Coworking & Office Space Rental
Title	Founder/Owner
Dates of Service	January 2011 - April 2020
Responsibilities	Management/Owner
Employer 2	Tayloe Gray Kristof (TGK)
Employer's principal business	Marketing/Advertising Agency
Title	Partner/Chief Marketing Officer
Dates of Service	January 2013 - January 2016
Responsibilities	Management/Marketing/Sales
Employer 2	The Marketing Agency
Employer's principal business	Marketing/Advertising Agency
Title	Owner/President
Dates of Service	January 2010 - January 2013
Responsibilities	Management/Marketing/Sales
Officer	
Name	Randy Swartz
Email Address	randy@craftspaceinc.com
Phone Number	910-616-3007
Title	President
Dates of Service	January 2020 - Present
Responsibilities	Oversee all operations
List all prior positions with the issuer and the period of time in which the officer served in the position of office:	
None	
Business Experience: List the employers, titles and dates of positions held during the past three years with an indication of job responsibilities:	
Employer	Professional Technical Resources & Management, Inc.
Employer's principal business	Employee Placement
Title	President
Dates of Service	October 2010 - Present
Responsibilities	Oversee all operations

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Bryan Kristof	54,720 Common Shares	54.72%
Gregg Howell	20,000 Common Shares	20.00%

*The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

*Our Business Plan can be found in Exhibit 1 to this Form C.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

No guarantee of return: Investors are entitled to receive a return on their investment only through the securities offered. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experiences an event that causes a change in control, ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity: The securities in this Offering are illiquid. That means there is no ready market for the sale of such securities, that it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the company: Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow or profits, other than specific rights set forth in the security Offering.

Securities are unsecured obligations: The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering statement and security agreement.

Limited operating history: The Company was formed on 1/28/2020 and has limited operating history. The Company's prospects must be considered in light of the risks frequently encountered by early-stage companies.

Unpredictability of future results: The projected results of the Company's financial position and business operations as reflected in the Financial Projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Security Agreement.

Management's discretion as to use of proceeds: Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Right to extend the offering deadline: The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate.

Additional capital may be required: Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital.   Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring to the Company to experience a change in control or possibly terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Small team of professionals with limited industry experience: The company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected.

Supplier relationships: The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, it may have a material adverse effect on the Company's operational and financial performance.

No audited or reviewed financial statements: The Company has not had its financial information audited or reviewed by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team.

Tax returns have not yet been filed: Craftspace, Inc. was established on January 28, 2020 and has not yet filed any tax returns.

Unforeseen risks: In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities prior to making an investment.

The Offering

9. What is the purpose of the offering?

The purpose of this offering is to raise funds that the Company will use to fund its current and future operations as detailed in the attached business plan (Exhibit 1).

10. How does the issuer intend to use the proceeds of the offering?

Use of Funds		
Description	**At Target Amount**	**At Maximum Amount**
Total Proceeds	$ 50,000	$ 150,000
Less: Offering Expenses		
Onboarding Fee	$ 1,000	$ 1,000
Monthly Licensing and Portal Fee (5 months estimate)	2,500	2,500
Commission	-	-
Total Offering Expenses	$ 3,500	$ 3,500
Net Proceeds	*$ 46,500*	*$ 146,500*
Use of Net Proceeds		
Operational Expenses (Rent, Insurance, Labor/Consultants/Vendors	$ 27,500	$ 29,500
Marketing/Business Development to Support Sales of the recently launched FLEX-12 Backyard Unit	19,000	19,500
Design/Development of additional FLEX-12 Design Variations	-	14,600
Design/Development of additional FLEXSPACE backyard product offerings	-	14,600
Design/Development of the CABINSPACE Modular Product Line	-	34,100
Marketing to Support Launch and Sales of CABINSPACE	-	24,400
Build Sales and Business Development Team	-	9,800
Total Use of Net Proceeds	$ 46,500	$ 146,500
Total Use of Funds	*$ 50,000*	*$ 150,000*

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor will be required to complete and submit an Eligible Investor Questionnaire along with a requested investment amount.

2. Investment Agreement - The Investor will also execute an investment agreement with the Company using the Investor's electronic signature.

3. Acceptance of the Investment - If the investment agreement is complete, the Investor's commitment will be recorded. After the Offering closes, either through an initial closing or a final closing, the investment agreement will be counter-signed by the Company. The executed investment agreement will then be delivered to the Investor via email.

4. Investor Transfer of Funds - Upon receiving confirmation that an investment agreement has been accepted, the Investor will be responsible for transferring funds from a source that is acceptable by the Escrow Agent into an Escrow Account held by the Escrow Agent.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to prospective Investors to comply with any applicable state or local laws, rules, or regulations.

The investment agreement provides the Company the right to cancel the Offering for any reason before the Offering Termination Date.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the Offering Termination Date, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Investors shall direct all payments to the Escrow Agent (the "Escrow Agent") to be deposited into the Escrow Account (the "Escrow Account") until the target offering amount has been reached as stated in the disclosure document and provided for in the terms of the escrow agreement. The Escrow Agreement details all terms of the escrow agreement and process and should any information in this document be different than the information contained in the Escrow Agreement, the Escrow Agreement will govern.

The Offering is contingent upon the Company's receipt of the target offering amount prior to the Termination Date. All funds received from Investors will be held in an Escrow Account established by the Escrow Agent until the Minimum Offering Amount has been reached. When the target offering amount has been reached and funds have been received by the Escrow Agent and deposited into the Escrow Account pursuant to the terms of the escrow agreement, and provided that there have been no material changes that would require an extension of the Offering and recommitment of the investment, then, and only then, the Escrow Agent can begin an initial closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

Escrow Agent shall release Offering proceeds, less Escrow Agent's fee to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the target offering amount;
- the target offering amount has been deposited into the Escrow Account by the target date;
- this Form C and the information of this securities offering has been posted and publicly available on the Funding Portal for at least 21 days;
- the Issuer chooses to close the offering earlier than the target date to reach the target offering amount; and,

- the Issuer has notified the investor of the new deadline for the securities offering at least 5 business days prior to the new deadline and investor does not cancel his or her investment commitment at least 48 hours prior to the new deadline (as described in Question 12 below.)

Escrow Agent shall return Investor's funds to the Investor if:

- the target offering amount has not been reached by the target date;
- prior to the target offering amount being reached, Investor gives notice to the Company that it is cancelling its commitment to invest in the Offering and is requesting a return of its funds; or,
- the Company terminates the Offering for any reason prior to the target offering amount is reached by the target date.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering and/or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the Offering is to remain open, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel and investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered?

The securities being offered are Growth & Development Bonds, as defined in the Growth & Development Bond Agreement, in the Company. The Company is seeking to raise a target amount of **$50,000** with a maximum amount of **$150,000** from potential Investors through the offer and sale of the securities. The attached Growth & Development Bond Agreement details all terms of the offering and should any information in this document be different than the information contained in the Growth & Development Bond Agreement, the Growth & Development Bond Agreement will govern.

The securities entitle the Investor to receive 6% interest commencing with the termination of the Offering. An investor in the Growth & Development Bonds shall be entitled to receive Growth & Development Bond Payments from the Company as detailed in Appendix I, Appendix II and Appendix III of the Security Agreement. Payments shall continue until the earlier of: (i) the term of the bonds; or (ii) the termination of this Agreement as provided herein.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

If yes, explain:

16. How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

Restrictions on Transfer of the Securities Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred::

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 5.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
Common Stock	100,000 shares	100,000 shares	☒ Yes ☐ No	☐ Yes ☒ No Specify:
Debt Securities:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Other:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted or qualified by the rights of any other class of security identified above.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the bonds.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

There are no risks to purchasers of the securities relating to minority ownership in the issuer.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the issuer or of assets of the issuer or transactions with related parties?**

Nothing in the terms of this Offering prohibit or otherwise prevent the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Growth & Development Bond Amount, Buy Out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

24. Describe the material terms of any indebtedness of the issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Gregg F. Howell	$57,500	4.0%	12/31/2022	
Bryan Kristof	$950	4.0%	12/31/2022	
Julia Jacobsen	$1,753	4.0%	12/31/2022	
J.J. Taylor, Inc.	$16,000	6.5%	12/31/2021	

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seek s to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
- **(1) any director or officer of the issuer;**
- **(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
- **(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
- **(4) any immediate family member of any of the foregoing persons.**

☒ Yes ☐ No
If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Gregg F. Howell	Shareholder, Director, Officer	Loan to Company	100%

Financial Condition of the Issuer

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company was formed in January 2020 and has been focusing on research & development of our modular container units. We are gearing up to launch our new website and begin an aggressive marketing and sales program. We have been operating on a very lean budget and have been covering some of our initial operating expenses using funds from loans made by owners of the company. The company has invested approximately $25,000 in the R&D phase of our modular container units.

As of December 31, 2020, we have realized gross revenue of approximately $45,572, most of which has been generated by custom projects & consulting fees. Our current Net Income after expenses is approximately ($60,011). Long-term loans/liabilities to owners are approximately $60,202.

We currently have one custom project that is pending contract approval and is expected to generate $200K in gross revenue over the next 12 months, but at this time we need to inject capital to cover costs for building our initial modular container units and overhead associated with bringing the models to market.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $107,000 or less	☒The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not

	issuer's federal income tax returns; and ☒Financial statements of the issuer and its predecessors, if any	include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $107,000, but not more than $535,000	☐Financial statements of the issuer and its predecessors, if any	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.
(c) More than $535,000	☐Financial statements of the issuer and its predecessors, if any	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $535,000 but not more than $1,070,000: • Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must

		include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Financial information can be found in Exhibit 2 to this Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No
    (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
         ☐ Yes ☒No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i)   In connection with the purchase or sale of any security? ☐ Yes ☒ No
    (ii)   Involving the making of any false filing with the Commission? ☐ Yes ☒ No
    (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
         ☐ Yes ☒ No
If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:

    (i)   At the time of filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency, or officer? ☐ Yes ☒ No

        (B) engaging in the business of securities, insurance, or banking? ☐ Yes ☒ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal? ☐ Yes ☒ No

    (ii)   places limitations on the activities, functions, or operations of such person? ☐ Yes ☒ No

    (iii)   bars such persons from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of this offering statement, orders the person to cease and desist from committing or causing violation or future violation of:

    (i)   a scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

    (ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with Commission that,

within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through mail by means of false representations? ☐ Yes ☒ No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted at https://www.follacapital.com is available in the Exhibits below.

Communications and Ongoing Reporting

Electronic Format

The Company shall provide the disclosure document, notices and all other information to a prospective Investors or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format.   All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company which cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to terms of the Offering through a communication channel that leverages the "wisdom of the crowd". The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the online portal. The communication channel will be located on the funding portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its funding portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including their name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

Ongoing Reporting

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).
Investors should consider potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the company.

Taxes

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or for results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT, AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

Additional Disclosures

<u>Investor Requirements</u>

Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:
- a signed, dated document identifying the Investor and containing the following certifications:

    o "I understand and acknowledge that I am investing in a high-risk, speculative business venture. I may lose all of my investment, and I can afford the loss of my investment."
    o "I understand and acknowledge that his Offering has not been reviewed or approved by any state or federal securities commission or other regulatory authority and that no such person or authority has confirmed the accuracy or determined the adequacy of any disclosure made to me relating to this Offering."
    o "I understand and acknowledge that the securities I am acquiring in this Offering are illiquid, that there is no ready market for the sale of such securities, that it may be difficult or impossible for me to sell or otherwise dispose of this investment, and that, accordingly, I may be required to hold this investment indefinitely."
    o "I understand and acknowledge that my investment may be subject to federal and/or state income taxes whether or not I have sold or otherwise disposed of my investment or received any dividends or other distributions from the company."

- a written, signed, and dated certification of:
    o if applicable, accredited Investor status. If the Investor is an entity, its residence shall be the principal place of business where the officers, partners, or managers of the entity primarily direct, control, and coordinate the business activities; and
    o evidence supporting the certification(s) made.

See Exhibit 4

<u>Offering Materials not All-Inclusive:</u> The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

<u>Forward-Looking Statements:</u> Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

<u>Security Agreement Fully Sets Forth all Terms, Conditions and Restrictions:</u> All terms, conditions and restrictions of the securities offered are fully set forth in the security agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the security agreement. If any of the terms, conditions, or other provisions of the security agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the security agreement will control.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gregg F. Howell
(Signature)

Gregg F. Howell
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Gregg F. Howell
(Signature)

Gregg F. Howell
(Name)

COO
(Title)

/s/Bryan Kristof
(Signature)

Bryan Kristof
(Name)

CEO
(Title)

Exhibits